UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 31 July 2018

Commission File Number: 001-31318

GOLD FIELDS LIMITED
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ✓   Form 40-F   _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____



MEDIA RELEASE

Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel   +27 11 562 9700
Fax   +27 11 562 9838
www.goldfields.com

Completion of Joint Venture Transaction with Asanko Gold

Johannesburg, 31 July 2018: Gold Fields Limited (Gold Fields) (JSE, NYSE: GFI) is pleased to announce the completion of the Joint Venture transaction with Asanko Gold (Asanko), with Gold Fields acquiring a 50% stake in Asanko's 90% interest in the Asanko Gold Mine in Ghana.

Gold Fields is expected to equity account its share in the Joint Venture, with attributable production and costs incorporated into the Group numbers from completion. Asanko's published guidance for 2019-2023 is average annual production of 253koz (100% basis).

Gold Fields and Asanko have established various working groups to ensure that the Asanko Gold Mine continues to operate in an efficient manner.

Nick Holland, CEO, said: "The closing of the transaction with Asanko gives us exposure to a great camp, with long-life, low-cost production, with significant exploration potential in a country we know well and have operated in for 25 years."

"The Joint Venture bolsters the Ghana region, with Tarkwa providing the base load production and Damang providing growth through the reinvestment plan currently underway. We look forward to working closely with our new partners," he added.

Enquiries

Investors

Avishkar Nagaser
Tel: +27 11 562-9775
Mobile: +27 82 312 8692
Email : Avishkar.Nagaser@goldfields.com

Thomas Mengel
Tel: +27 11 562 9849
Mobile: +27 72 493 5170
Email: Thomas.Mengel@goldfields.com

Media

Sven Lunsche

Investor Enquiries

Avishkar Nagaser
Tel   +27 11 562 9775
Mobile   +27 82 312 8692
email   Avishkar.Nagaser@
              goldfields.com

Thomas Mengel
Tel   +27 11 562 9849
Mobile   +27 72 493 5170
email   Thomas.Mengel@
              goldfields.com

Media Enquiries

Sven Lunsche
Tel   +27 11 562 9763
Mobile   +27 83 260 9279
email   Sven.Lunsche@
              goldfields.com

Tel: +27 11 562-9763
Mobile: +27 83 260 9279
Email : Sven.Lunsche@goldfields.com

ends

Notes to editors

About Gold Fields

Gold Fields Limited is a globally diversified gold producer with seven operating mines in Australia, Ghana, Peru and South Africa, and a total attributable annual gold-equivalent production of approximately 2.2 million ounces. It has attributable gold Mineral Reserves of around 49 million ounces and gold Mineral Resources of around 104 million ounces. Attributable copper Mineral Reserves total 764 million pounds and Mineral Resources 4,881 million pounds. Gold Fields has a primary listing on the Johannesburg Stock Exchange (JSE) Limited, with secondary listings on the New York Stock Exchange (NYSE) and the Swiss Exchange (SIX).

Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: 31 July 2018

By:	/s/ Nicholas J. Holland
Name:	Nicholas J. Holland
Title:	Chief Executive Officer